Northern Dynasty Sets Date for Annual Meeting of Shareholders;

Provides Updates on Annual Filings and Chief Financial Officer

April 3, 2019, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that its Annual General Meeting (“AGM”) of Shareholders will be held at 2:00 pm PDT on Tuesday June 11, 2019.

Meeting materials with details on the location of the meeting will be mailed to shareholders on or about May 2, 2019.

The Company also advises that consistent with previous years its audited consolidated financial statements for the fiscal year ended December 31, 2018, included in the Company’s Annual Report on Form 40F, contained an audit report from its independent registered public accounting firm with a going concern emphasis of matter. Release of this information is required by Section 610(b) of the NYSE American Company Guide. It does not represent any change or amendment to any of the Company’s filings for the fiscal year ended December 31, 2018.

The Company also announces that Mark Peters has joined Northern Dynasty as Chief Financial Officer (“CFO”), replacing Marchand Snyman who has resigned from his role with the Company.

Mark Peters has more than 18 years of experience in the areas of financial reporting and taxation, working primarily with Canadian and US public corporations. He is an experienced Chief Financial Officer, having served as CFO for Hunter Dickinson Services Inc. (“HDI”) since 2016 and a TSX Venture-listed company since 2012. Prior to that, Mr. Peters led the tax department for the HDI group of companies. Before joining HDI in 2007, Mr. Peters worked for PricewaterhouseCoopers LLP in the both the audit and tax groups.

Mr. Peters is a Chartered Professional Accountant and holds a Bachelor of Arts degree in Economics from the University of Victoria.

“I’ve had the pleasure of working with Mark for several years, both in his capacity as CFO for HDI and as Senior Manager of the tax function, where he provided strategic counsel and implemented efficient financial planning to the public companies associated with Hunter Dickinson Inc.,” said Ron Thiessen, Northern Dynasty President and CEO. “We welcome him to the Northern Dynasty team.”

Thiessen added: “I would also like to acknowledge and thank Marchand Snyman for his contributions to Northern Dynasty as CFO over the past 11 years.” While Marchand is resigning as CFO at Northern Dynasty he will be remaining with HDI and therefore available to the Company.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future events that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements are that the Pebble project will be evaluated based on technical and scientific criteria free from undue political or legal interference. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com. Northern Dynasty does not have control over the contents of the USACE website and therefore Northern Dynasty cannot either endorse the contents or assume responsibility for the website’s contents other than for submissions thereon actually made by Northern Dynasty. The National Environmental Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives. Accordingly, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.